February 19, 2019

Chi Yuen Leong
President
BioNexus Gene Lab Coporation
Level 8, Tower 8, Avenue 5, The Horizon
Bangar South
No. 8 Jalan Kerinchi
59200 Kuala Lumpur
Malaysia

       Re: BioNexus Gene Lab Coporation
           Registration Statement on Form S-1
           Filed January 29, 2019
           File No. 333-229399

Dear Mr. Leong:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Facing page

1. Please check the box for a Rule 415 offering on the facing page. Also, indicate whether you have elected to use the extended transition period for complying with any new or revised financial accounting standards.
Cover Page

2. We note your statement that the shares will be sold at a fixed price of $0.05 per share until the shares are quoted on the PINK SHEET tier of OTC Markets or an Exchange. Please
 Chi Yuen Leong
FirstNameGene Lab Coporation
BioNexus LastNameChi Yuen Leong
Comapany NameBioNexus Gene Lab Coporation
February 19, 2019
February 19, 2019 Page 2
Page 2
FirstName LastName
         note that we do not consider the OTC Pink Sheets to constitute a sufficient existing market, under Item 501(b)(3), for selling shareholders to offer their shares at market prices. Therefore, please revise here and throughout the prospectus that the offering price will be at a fixed price for the duration of the offering or revise the OTC Market system on which your shares will be quoted and on which selling shareholders may sell at market prices. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the Pink Sheets "should not of itself be deemed an established public trading market." Please revise your disclosure here and in your Plan of Distribution section accordingly.
Selling Security Holders, page 21

3. Please revise the last column of the table to show the percentage of the class to be owned by each security owner after completion of the offering. Refer to Item 507 of Regulation
         S-K.
Our Growth Strategy, page 29

4. Please clarify the number of sales and marketing personnel you intend to hire in the first quarter of 2019.
Executive Compensation, page 40

5. Please update the information in this section as of the most recently completed fiscal year ended December 31, 2018. In addition, please disclose in the narrative following the table the reason for the issuance of shares of stock to Wei Li Leong in the fiscal year ended December 31, 2017.
Certain Relationships and Related Transactions, page 41

6. Please revise to include disclosure required by Item 404(d)(1) of Regulation S-K regarding the amount owed to directors, as reflected in the financial statements.
Signatures, page II-21

7. Please include the signature of your controller or principal accounting officer. See
         Instruction 1 to the Signatures to Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chi Yuen Leong
BioNexus Gene Lab Coporation
February 19, 2019
Page 3

       You may contact Steve Lo at 202-551-3394 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact
Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameChi Yuen Leong
                                                         Division of
Corporation Finance
Comapany NameBioNexus Gene Lab Coporation
                                                         Office of Beverages,
Apparel and
February 19, 2019 Page 3                                 Mining
FirstName LastName